MAIL STOP 3720

      April 17, 2006

Mr. Robert E. Long
EP Floors, Inc.
4 Springfield Street, 5th Floor
PO Box 338
Three Rivers, MA 01080

      Re:	EP Floors, Inc.
   Registration Statement on Form SB-2
   Filed March 22, 2006
      File No. 333-132621

Dear Mr. Long:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please replace your endnotes with footnotes.


Prospectus Summary, page 2
2. Please revise to highlight briefly and more clearly the following:

* You only recently commenced operations. Disclose the date on which you commenced operations.
* Your two officers, who are also your directors, will devote only ____ hours per week to your business.
* The aggregate percentage ownership that directors, their affiliates and your counsel will hold following this offering.
3. Please provide summary financial information accompanied by a brief narrative. Disclose the fact that your auditors have expressed substantial doubt at to your ability to continue as a going concern.

Risk Factors, page 3

EP Floors has too limited of an operating history..., page 3
4. This risk factor is too vague in that it does not permit investors to evaluate the magnitude and nature of the risk because it does not provide sufficient, concrete detail about what these risks are and what adverse consequences will happen to investors if the risk materializes. This risk factor is also too generic because the risk factor could apply to any business in any industry. Revise to explain more clearly how this risk relates to you, your offering or your industry. Many of your other risk factors are similarly too vague and generic. Please revise to provide more specific risk factor disclosure for this and your other risk factors.

EP Floors has limited financial resources ..., page 3
5. Please revise to quantify the amount of financing you will need to implement your business plan. Also disclose the amount of additional financing you will require to remain in operations for the next twelve months. Provide similar disclosure in MD&A.

We may not be able to respond to changes..., page 3
6. Please clarify whether your current flooring method involves proprietary products or methods.

We can be impacted by economic cyclicality ..., page 4
7. This risk factor as currently written is too vague in that it does not provide sufficient specific detail for investors to evaluate the nature and magnitude of the risk. Please revise to clarify briefly how frequently these cycles occur and what magnitude of sales fluctuation occurs in these cycles.

We rely on third-party suppliers..., page 4
8. Please identify your suppliers, file all material supply contracts as exhibits and disclose whether you are able to secure necessary flooring materials from alternate suppliers. Provide similar disclosure in the Business section. See Item 101(b)(5) of Regulation
S-B. If you do not have written supply contracts, discuss the risks, if any, this creates.

We depend on our founder and president, Robert E. Long..., page 5
9. Quantify the dollar amount that will be necessary to procure
"key-
man" life insurance on the life of Mr. Long. Highlight this expenditure under your liquidity section in MD&A.

Our articles of incorporation provide for indemnification of officers and directors at our expense..., page 5
10. Revise the second paragraph of this risk factor to clarify that
"this type of indemnification" is a reference to indemnification for federal securities law liabilities.

Our board of directors has the authority, without shareholder approval, to issue preferred stock with terms..., page 7
11. The last paragraph of this risk factor highlights an entirely different risk (control of the company by management). Remove or clarify the relevance of this statement under this risk factor.

We may be exposed to potential risks resulting from..., page 10
12. Briefly explain the significance of not having a sufficient number of employees, consultants or professionals to segregate responsibilities. If true, indicate that your independent auditors have identified your understaffing as a material weakness in your internal control over financial reporting.
13. We note that you will not be subject to Section 404 of the Sarbanes-Oxley Act of 2002 upon the effectiveness of this registration statement. However, you will be required to provide the disclosure required by Item 307 of Regulation S-B (disclosure controls and procedures) in your first periodic report. Clarify whether your lack of a sufficient number of employees, consultants and professionals is expected to impact your ability to have effective disclosure controls and procedures.

The costs to meet our reporting and other requirements as a public company ..., page 10
14. Please revise to state more clearly that your estimated annual costs of being a reporting company, at $50,000, are significantly greater than your historical annual net income of about $38,290. In addition, disclose what your expected costs will be in 2007 when you become subject to Section 404 of the Sarbanes-Oxley Act of 2002.

Because we are not subject to compliance with rules ..., page 11
15. Please revise to clarify that, since your directors are not independent and you do not have an independent audit committee, your directors will determine their own compensation levels. In addition, clarify whether you intend to implement corporate governance measures relating to director independence voluntarily.

Determination of Offering Price, page 13
16. Please revise to provide more detail as to what factors you considered in determining the offering price. See Item 505 of Regulation S-B. In this regard, we note your disclosure on page 13 that "we selected $.01 per share which was the nearest full cent higher than the price per share paid by stockholders." In your revisions, clarify how you determined this offering price, considering that your first risk factor on page 3 indicates that, after this offering, you will be "under-funded."

Note Regarding Forward-Looking Statements, page 14
17. As you are not permitted to incorporate information by reference in a prospectus filed on Form SB-2, please remove the reference to incorporation by reference in the last paragraph.

Management`s Discussion and Analysis or Plan of Operation, page 15
18. Please revise this section to more thoroughly discuss the company`s business plan and how it generates revenue. Elaborate on efforts being made, or contemplated, with respect to product development, marketing and distribution. In an effort to assist you in this regard, please refer to the Commission`s recent
Management`s
Discussion and Analysis ("MD&A") interpretive guidance located at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting estimates. Please revise this entire section to discuss the events, trends, risks and uncertainties that management views as
most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations. For example, discuss whether the company intends on growing its business through increases in new customers or from increased business from repeat customers. We note the disclosure regarding your historical composition of business under "Sales and Marketing."
19. Please identify and quantify each material factor that contributes to a change in your operating results. For example, discuss what factors contributed to the decrease in your cost of sales as a percentage of revenue and disclose your expectations as to whether this is a trend that will continue.
20. Provide detail on the number of installations performed during 2004 and 2005. Discuss your current capacity in terms of installations that can be performed at any one time.
21. Please disclose the company`s budgeted expenses for the next
12
months and how much you anticipate these expenses to increase.
For
example, as noted elsewhere, you will become subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in 2007.

Liquidity, page 16
22. Indicate the amount of cash on the books at the latest practicable date. In this regard, we note there are $64,000 in offering expenses to be paid by the company on behalf of the selling shareholders. Discuss how you intend to pay these costs. In addition, disclose the expected cost and clarify what funds will be used to obtain "key-man" life insurance on the life of Mr. Long.
23. You indicate that the company does not have any credit facilities. You also indicate that the company has a bank loan in the second paragraph of this subheading. Please reconcile. In doing so, discuss the material terms of the bank loan, including maturity, interest rate and principal amount outstanding.
24. Explain what is meant by the phrase "we do not have a capital-intensive business plan."
25. We note your intention of using Form S-8 shares to settle obligations and compensate independent contractors. Clarify what types of "obligations" are being referenced. In addition, make clear that proceeds from the sale of Form S-8 shares will be used for compensatory purposes, not as working capital.
26. We note that your president has advanced funds necessary to meet your limited obligations. Disclose the amount of these advancements and quantify what your "limited obligations" are. Please also clarify that in addition to receiving loans from Mr. Long, you have also loaned amounts to him. In addition, tell us in your response letter whether the loan to Mr. Long is consistent with the restrictions imposed by Section 402 of the Sarbanes-Oxley Act of 2002.

Recent Accounting Pronouncements, page 16
27. We note your disclosure regarding the SEC`s advisory committee on small business`s recommendation concerning the application of Section
404 of the Sarbanes-Oxley Act to small businesses. As this is not even a SEC proposed rule change, it is unclear what the purpose and possible effect of this disclosure is to the company. Please clarify or remove.

Critical Accounting Policies, page 17
28. You have listed revenue recognition, accounts receivable and bad
debts, warranty reserves and equipment as critical accounting policies. However, there is no discussion as to why the application of these policies involves estimates of management that are
subject
to significant variability.
Business, page 19
29. We note that your floors meet the requirements of various governmental agencies. Please elaborate as to what these requirements are, how your floors satisfy the requirements and file as exhibits all certifications establishing the same. Provide similar disclosure regarding any licensing requirements. See Item 101(b)(8) and (9) of Regulation S-B.
30. We note that you have installed floors throughout the US and in
several Caribbean locations. Please elaborate on your principal markets by disclosing the specific states and locations where you
have installed your floors.   See Item 101(b)(1) of Regulation S-
B.
Discuss the reasons why you have not ventured west of the Rocky Mountains and how and why you entered the Caribbean market. Disclose the number of installations you made during 2004 and 2005 and the specific location of each.
31. Under appropriate headings, please provide the disclosure required by Item 101(b)(6) regarding significant customers and 101(b)(10) regarding research and development.

Product, page 19
32. Reconcile the number of suppliers listed on page 19 (three) with the number listed in risk factor 6 (two).
33. Please elaborate on the proprietary nature of your product and/or manufacturing supplies. In this regard, we note disclosure regarding restrictive patents on the epoxy mortar flooring systems. See Item
101(b)(7) of Regulation S-B. To the extent there are no patents on your flooring system, or to the extent you are precluded from employing another flooring system due to existing or pending intellectual property rights, please discuss.

Installation Approach, page 20
34. You indicate that that a typical work crew consists of 10 members. Please explain what you mean by "members." Are these employees? In providing this information, please also discuss your production capacity. In this regard, we note that you have 7 employees, including your president. Based on your disclosure, it does not appear that you have enough employees to complement a full work crew. Discuss the extent to which you rely on independent contractors and/or the extent to which you outsource the actual installation. Under "Employees" on page 22, please disclose the titles or roles of your 7 employees.

Sales and Marketing, page 21
35. Please identify your operations manager.
36. Please explain why you avoid being a subcontractor. You
indicate
that this is because you prefer to work directly for the actual customer. It appears that this would limit your growth opportunities since you will not provide flooring in new construction. Please address the impact this may have on your financial condition in MD&A.
37. We note your warranty policies and the statement that "[t]o date,
our warranty expenses have been immaterial."  Since you have only
1
year of operations, expand in MD&A (and possibly your risk factors section, based upon your materiality assessment) to discuss the possibility that your warranty reserves may be insufficient going forward.

Competition, page 22
38. Item 101(b)(4) of Regulation S-B requires that you discuss the company`s competitive business environment, its competitive position in the industry, and the primary methods of competition. Please revise this section to specifically discuss the environment in which you and your products and services will compete and identify any known local or regional competitors in your various markets, the primary methods of competition, your competitive position in each market, and what, if any, barriers to entry exist.

Directors, Executive Officers, Promoters and Control Persons, page
22
39. Provide the information required by Item 401(a)(3) of Regulation
S-B regarding term.
40. Elaborate on the business of EPF, Inc. and Mr. Long`s relationship, as both part owner and employee, with that entity. This disclosure should also provide investors with insights into Mr.
Long`s experience in the flooring industry.
41. We note Mr. Long`s lack of a public accounting or finance background. Revise your risk factor highlighting your lack of personnel to address the company`s lack of an experienced CEO or CFO.
42. We note that Mr. Long was only paid $9,600 for his employment in
2005.  Clarify whether he is a full time employee.

Description of Capital Stock, page 26
43. Correct or clarify the reference to "FSI" under Shareholder
Matters on page 28.
Plan of Distribution, page 30
44. Please identify Mergent, Inc. and S&S and explain their significance to the company under State Securities - Blue Laws on page 32.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1
45. We note that MantylaMcReynolds, LLC is located in Salt Lake
City,
Utah; while your primary business location is in Maine. Please tell us whether the auditors are licensed to audit a company located in Maine. If the firm is not licensed, ask your auditors to explain why a license is not required.

Statement of Operations, page F-3
46. We note that the statement of operations does not reflect income tax expense since you elected to operate as an S Corporation for income tax reporting purposes. Please present pro forma income and earnings per share data on the face of the statements of operations to reflect income tax expense for each period presented, as if you operated as a C Corporation. You should apply the principles in SFAS
109 in determining the amount of pro forma income tax expense.



*******

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at
(202) 551-3389 or me at (202) 551-3810 with any other questions.


      Sincerely,



      Larry Spirgel
      Assistant Director


cc:	Gary B. Wolff
	Fax:  (212) 644-6498


Mr. Robert E. Long
EP Floors, Inc.
April 17, 2006
p. 1